

Mail Stop 4561

June 10, 2016

Karl Pichler
Chief Financial Officer
Rackspace Hosting, Inc.
1 Fanatical Place
City of Windcrest
San Antonio, TX 78218

>   **Re: Rackspace Hosting, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **File No. 001-34143**

Dear Mr. Pichler:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Kathleen Collins
>
>   Kathleen Collins
>   Accounting Branch Chief
>   Office of Information Technologies
>   and Services